January 24, 2013

VIA EDGAR

Mr. Marc Thomas

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4561

Dear Mr. Thomas:

Re:	Isabella Bank Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 12, 2012

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Filed November 7, 2012

File No. 000-18415

This letter responds to your letter dated December 27, 2012 regarding the filings referenced above for Isabella Bank Corporation (the “Corporation”). By letter dated December 27, 2012, the Corporation confirmed its counsel’s conversation of the same date with Mr. Paul Cline, Staff Accountant, regarding the Corporation’s request to extend the time to respond to your letter. As discussed, the staff of the Securities and Exchange Commission (the “Commission”) allowed the Corporation to respond by January 25, 2013, instead of within the 10 business days indicated in your December 27, 2012 letter.

For your convenience, each of your comments in your December 27, 2012 letter is set forth below in bold print immediately prior to the Corporation’s response.

Mr. Marc Thomas

January 24, 2013

Form 10-K for Fiscal Year Ended December 31, 2011

Loans Past Due and Loans in Non-Accrual Status, page 21

1.	Please revise future filings to disaggregate the 30-89 days loans past due and accruing category to disclose them in 30-59 days and 60-89 days categories. Refer to ASC 310-10.

Response: ASC 310-10-50-7A states that: “An entity shall provide an analysis of the age of the recorded investment in financing receivables at the end of the reporting period that are past due, as determined by the entity’s policy.” It is the Corporation’s policy to analyze loans past due in the following categories: 30-89 days past due and still accruing, 90 or more days past due and still accruing, and loans in nonaccrual status. Accordingly, we believe the Corporation’s disclosures have complied with the requirements of ASC 310-10. However, since the information is obtainable and pursuant to your request, the Corporation confirms that in future filings the Corporation will disaggregate the 30-89 days loans past due and accruing category to disclose them in 30-59 days and 60-89 days categories in Note 6, “Loans and Allowance for Loan Losses.” Pursuant to the request in your December 27, 2012 letter, the Corporation is including as Attachment #1 an example proposed revised table for Note 6 on page 66 of the Form 10-K, prepared as of December 31, 2011 which includes a proposed disaggregated disclosure. In addition, we will include the following disclosure in “Loans Past Due and Loans in Nonaccrual Status” in Management’s Discussion and Analysis:

Additional disclosures about loans past due and in nonaccrual status are included in “Note 6 – Loans and Allowance for Loan Losses” of the Corporation’s consolidated financial statements.

Mr. Marc Thomas

January 24, 2013

Troubled Debt Restructurings, page 22

2.	Please revise future filings to discuss whether your troubled debt restructuring (TDR) programs are government or company sponsored and to specifically discuss whether they are short-term or long-term modifications.

Response: The Corporation acknowledges your comment and confirms that in future filings the Corporation will provide discussion in Management’s Discussion and Analysis as to whether its troubled debt restructuring (TDR) programs are government or Corporation sponsored and will specifically discuss whether they were short-term or long-term modifications. Pursuant to the request in your December 27, 2012 letter, the following is a draft proposed disclosure:

The Corporation restructures debt with borrowers who due to temporary financial difficulties are unable to service their debt on the original terms. The Corporation may extend amortization, reduce interest rates, forgive principal, or a combination of these modifications. Typically, the modifications are for a period of five years or less. There are no TDR’s that were Government sponsored as of December 31, 2011.

3.	Please revise future filings to discuss how loan modifications affect the timing of the recording of the allowance for loan losses.

Response: The Corporation acknowledges your comment and confirms that in future filings the Corporation will discuss how loan modifications affect the timing of the recording of the allowance for loan losses. In Note 6 at page 71 in the Corporation’s Form 10-K, the Corporation disclosed that “Based on the Corporation’s historical loss experience, losses associated with TDR’s are not significantly different than other impaired loans within the same loan segment.” Pursuant to the request in your December 27, 2012 letter, the Corporation proposes to add the following to that disclosure in future filings:

Losses associated with TDR’s, if any, are included in the estimation of the allowance for loan losses in the quarter in which a loan is identified as a TDR, and the Corporation reviews the allowance estimation each reporting period to ensure its continued appropriateness.

Mr. Marc Thomas

January 24, 2013

4.	Please revise future filings to disclose the amount of loan loss allowance recorded for TDR’s. Considering that these loans appear to constitute a significant amount of impaired loans, provide disaggregated disclosure of TDR’s within your impaired loan disclosures.

Response: The Corporation acknowledges your comment and proposes that in future filings the Corporation disclose, by total, outstanding balance, unpaid principal balance, and associated valuation allowance for TDR’s and impaired loans for each required reporting period. Pursuant to the request in your December 27, 2012 letter, the Corporation is including as Attachment #2 the proposed management discussion and analysis disclosure as of December 31, 2011.

5.	Noting your policy of returning TDR’s to accrual status after six months of performance under the modified terms, please revise future filings to discuss the timing of loan restructurings such that only $1 million of these loans were classified as non-accrual at December 31, 2011 while $18.3 million in loans were restructured in 2011.

Response: The Corporation acknowledges your comment and confirms that in future filings the Corporation will discuss the timing of loan restructurings as appropriate. Pursuant to the request in your December 27, 2012 letter, the Corporation is including as Attachment #3 a proposed management discussion and analysis disclosure which details activity for the period ended December 31, 2011.

6.	Noting that you restructured $18.3 million in loans in 2011 and that restructured loans totaled $18.8 million at December 31, 2011, please revise future filings to provide a discussion of the changes in TDR’s between periods, clarifying, for instance, how the $5.7 million in restructured loans at December 31, 2010 rolled through to the December 31, 2011 balance. It may be helpful to accompany your discussion with a roll-forward of TDR’s between periods.

Response: The Corporation acknowledges your comment and confirms that in future filings the Corporation will provide a discussion of the changes in TDR’s between periods and include a roll forward summary within management’s discussion and analysis. Pursuant to the request in your December 27, 2012 letter, the Corporation is including as Attachment #3 a proposed management discussion and analysis disclosure which details activity for the period ended December 31, 2011.

Mr. Marc Thomas

January 24, 2013

Form 10-Q for Fiscal Period Ended September 30, 2012

General

7.	Please revise the footnotes to the financial statements in future filings on Form 10-Q to include the parent company only financial information of the bank holding company.

Response: The Corporation acknowledges your comment and confirms that in future filings the Corporation will include parent only financial statements for the bank holding company. Attachment #4 contains a proposed disclosure as of September 30, 2012.

Note 12. Fair Value, page 33

8.	It is not clear to us why you believe that your loans should be categorized as level 2 assets considering their unique characteristics and the various assumptions made in determining their fair values, including credit quality. We believe these assets fall under the level 3 category. Please revise future filings accordingly or provide us a detailed explanation of why you believe they should be categorized under level 2.

Response: The Corporation acknowledges your comment and confirms that in future filings the Corporation will categorize loans as level 3 assets. Pursuant to the request in your December 27, 2012 letter, the Corporation is including as Attachment #5 a proposed disclosure that includes this re-categorization as of September 30, 2012, and replaces “Note 12 – Fair Value” on page 33 through 39 of the Form 10-Q.

Mr. Marc Thomas

January 24, 2013

9.	It is not clear to us why you believe that your foreclosed assets should be categorized as level 2 considering their unique characteristics and the various assumptions made in determining their fair values, including the numerous assumptions made in the appraisal process. We believe these assets fall under the level 3 category. Please revise future filings accordingly or provide us a detailed explanation of why you believe they should be categorized under level 2.

Response: The Corporation acknowledges your comment and confirms that in future filings the Corporation will categorize foreclosed assets as level 3 assets. Pursuant to the request in your December 27, 2012 letter, the Corporation is including as Attachment #5 a proposed disclosure that includes this re-categorization as of September 30, 2012, and replaces “Note 12 – Fair Value” on page 33 through 39 of the Form 10-Q.

10.	Please revise future filings to disclose the acquisition dates and nature of the operations of Investment Corporate Settlement Solutions and Valley Financial Corporation, which you classify as equity securities without readily determinable fair values. Discuss the procedures specific to each of these investments that you follow to determine their fair values each balance sheet date. Clarify why you have not classified them in your table disclosing the fair value hierarchy since you reference level 3 in your narrative.

Response: Footnote (1) for the line item “Equity securities without readily determinable fair values” in the table included as part of the disclosure “Estimated Fair Values of Financial Instruments Not Recorded at Fair Value in their Entirety on a Recurring Basis” states that “Due to the characteristics of equity securities without readily determinable fair values, they are not disclosed under a specific fair value hierarchy.” The Corporation’s reference to these investments on page 35 of its narrative is that in the event a nonrecurring fair value measurement would be required for other-than-temporary impairment, it would be classified as Level 3. The Corporation is including Attachment #5 which includes amended disclosure that further clarifies the details associated with these investments as of September 30, 2012, and replaces “Note 12 – Fair Value” on page 33 through 39 of the Form 10-Q.

Mr. Marc Thomas

January 24, 2013

The Corporation acknowledges that: (1) the Corporation is responsible for the adequacy and accuracy of its disclosures in the Corporation’s filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Corporation’s filings; and (3) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have adequately addressed your comments. However, should you have additional comments after reviewing our responses, please contact us and we will address those promptly.

Sincerely,

ISABELLA BANK CORPORATION

/s/ Dennis P. Angner
Dennis P. Angner President and Chief Financial Officer Principal Financial Officer

ATTACHMENT #1 - This Would Replace the table on page 66 of Note 6 in the Footnote Disclosure

Our primary credit quality indicator for residential real estate and consumer loans is the individual loan’s past due aging. The following tables summarize the Corporation’s past due and current loans as of December 31:

	2011
	Accruing Interest				Total Past Due and Nonaccrual
	and Past Due:
	30-59	60-89	90 Days
	Days	Days	or More	Nonaccrual		Current	Total
Commercial
Commercial real estate	$1,721	$—	$364	$4,176	$6,261	$251,834	$258,095
Commercial other	388	38	3	25	454	107,165	107,619

Total commercial	2,109	38	367	4,201	6,715	358,999	365,714

Agricultural
Agricultural real estate	—	—	99	189	288	44,395	44,683
Agricultural other	—	2	—	415	417	29,545	29,962

Total agricultural	—	2	99	604	705	73,940	74,645

Residential real estate
Senior liens	2,668	336	124	1,292	4,420	213,181	217,601
Junior liens	203	32	40	94	369	20,877	21,246
Home equity lines of credit	185	—	125	198	508	39,005	39,513

Total residential real estate	3,056	368	289	1,584	5,297	273,063	278,360

Consumer
Secured	127	31	5	—	163	26,011	26,174
Unsecured	20	3	—	—	23	5,375	5,398

Total consumer	147	34	5	—	186	31,386	31,572

Total	$5,312	$442	$760	$6,389	$12,903	$737,388	$750,291

ATTACHMENT #2 - This Would Be An Addition to Existing Impaired Loan Disclosures in the MD&A

The following is a summary of information pertaining to impaired loans as of and for the year ended December 31, 2011:

		Unpaid
	Outstanding	Principal	Valuation
	Balance	Balance	Allowance
TDR’s
Commercial real estate	$8,862	$9,055	$1,853
Commercial other	1,047	1,078	271
Agricultural other	2,779	2,779	822
Residential real estate senior liens	5,882	6,377	922
Residential real estate junior liens	101	137	18
Consumer secured	85	85	—

Total TDR’s	18,756	19,511	3,886

Other impaired loans
Commercial real estate	4,136	6,657	28
Commercial other	52	116	—
Agricultural real estate	190	190	—
Agricultural other	415	535	—
Residential real estate senior liens	1,389	2,450	189
Residential real estate junior liens	94	123	17
Home equity lines of credit	198	498	—
Consumer secured	20	29	—

Total other impaired loans	6,494	10,598	234

Total impaired loans	$25,250	$30,109	$4,120

ATTACHMENT #3 - This Would Be An Addition to MD&A TDR Disclosures

The following table provides a rollforward of TDR’s for the year ended December 31, 2011:

	Accruing Interest		Nonaccrual		Total
	Number		Number		Number
	of		of		of
	Loans	Balance	Loans	Balance	Loans	Balance
January 1, 2011	35	$5,075	10	$688	45	$5,763
New modifications	93	17,827	3	481	96	18,308
Principal payments and pay-offs	(12)	(4,874)	(2)	(254)	(14)	(5,128)
Balances charged off (1)	—	(15)	—	(51)	—	(66)
Transfers to ORE	(2)	(35)	(1)	(86)	(3)	(121)
Transfers to accrual status	2	54	(2)	(54)	—	—
Transfers to nonaccrual status	(4)	(293)	4	293	—	—

December 31, 2011	112	$17,739	12	$1,017	124	$18,756

(1)	Balances charged off in 2011 represent a partial charge off. As such, the number of loans was unaffected.

The Corporation has taken aggressive actions to avoid foreclosures on borrowers who are willing to work with the Corporation in modifying their loans, thus making them more affordable. These loan modifications have allowed borrowers to develop a payment structure that will allow them to continue making payments in lieu of foreclosure. The majority of new modifications result in terms that satisfy the criteria for continued interest accrual. TDR’s that have been placed in nonaccrual status may be placed back on accrual status after six months of continued performance.

ATTACHMENT #4 - This Would Be An Addition to Existing Footnote Disclosure

NOTE 13 - PARENT ONLY FINANCIAL INFORMATION

September 30
Condensed Balance Sheets	2012
ASSETS
Cash on deposit at subsidiary Bank	$695
Securities available for sale	4,001
Investments in subsidiaries	115,253
Premises and equipment	1,944
Other assets	52,432

TOTAL ASSETS	$174,325

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other liabilities	$10,178
Shareholders’ equity	164,147

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$174,325

Nine Months Ended
Condensed Statements of Income	September 30 2012
Income
Dividends from subsidiaries	$4,625
Interest income	131
Management fee and other	1,548

Total income	6,304
Expenses
Salaries and benefits	1,810
Occupancy and equipment	273
Audit and SOX compliance fees	273
Other	718

Total expenses	3,074

Income before income tax benefit and equity in undistributed earnings of subsidiaries	3,230
Federal income tax benefit	493

3,723
Undistributed earnings of subsidiaries	5,972

Net income	$9,695

ATTACHMENT #4 – (continued)

Nine Months Ended
September 30
Condensed Statements of Cash Flows	2012
OPERATING ACTIVITIES
Net income	$9,695
Adjustments to reconcile net income to cash provided by operations
Undistributed earnings of subsidiaries	(5,972)
Share-based payment awards	496
Depreciation	84
Net amortization of investment securities	3
Changes in operating assets and liabilities which provided (used) cash
Other assets	(365)
Accrued interest and other liabilities	(224)

NET CASH PROVIDED BY OPERATING ACTIVITIES	3,717
INVESTING ACTIVITIES
Activity in available-for-sale securities Maturities, calls, and sales	370
Purchases of equipment and premises	(112)
Advances to subsidiaries	(50)

NET CASH PROVIDED BY INVESTING ACTIVITIES	208
FINANCING ACTIVITIES
Net decrease in other borrowed funds	(297)
Cash dividends paid on common stock	(4,553)
Proceeds from the issuance of common stock	2,027
Common stock repurchased	(1,520)
Common stock purchased for deferred compensation obligations	(361)

NET CASH USED IN FINANCING ACTIVITIES	(4,704)

DECREASE IN CASH AND CASH EQUIVALENTS	(779)
Cash and cash equivalents at beginning of year	1,474

CASH AND CASH EQUIVALENTS AT END OF YEAR	$695

ATTACHMENT #5 - This Would Be A Replacement to Existing Footnote Disclosure

NOTE 12 –FAIR VALUE

Following is a description of the valuation methodologies, key inputs, and an indication of the level of the fair value hierarchy in which the assets or liabilities are classified.

Cash and demand deposits due from banks: The carrying amounts of cash and short term investments, including Federal funds sold, approximate fair values. As such, we classify cash and demand deposits due from banks as Level 1.

Certificates of deposit held in other financial institutions: Interest bearing balances held in unaffiliated financial institutions include certificates of deposit and other short term interest bearing balances that mature within 3 years. Fair value is determined using prices for similar assets with similar characteristics. As such, we classify certificates of deposits held in other financial institutions as Level 2.

Investment securities: Investment securities are recorded at fair value on a recurring basis. Level 1 fair value measurement is based upon quoted prices for identical instruments. Level 2 fair value measurement is based upon quoted prices for similar instruments. If quoted prices are not available, fair values are measured using independent pricing models or other model based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss and liquidity assumptions. The values for Level 1 and Level 2 investment securities are generally obtained from an independent third party. On a quarterly basis, we compare the values provided to alternative pricing sources.

Due to the limited trading activity of certain auction rate money market preferred securities and preferred stocks, we measured these securities using Level 3 inputs as of September 30, 2011. As the markets for these securities normalized and established regular trading patterns, we measured preferred stocks utilizing Level 1 inputs and the auction rate money market preferred security utilizing Level 2 inputs as of December 31, 2011 and continued to measure at these levels as of September 30, 2012.

We had no financial instruments measured with Level 3 inputs on a recurring basis during 2012.

Mortgage loans available-for-sale: Mortgage loans available-for-sale are carried at the lower of cost or fair value. The fair value of mortgage loans available-for-sale are based on what price secondary markets are currently offering for portfolios with similar characteristics. As such, we classify mortgage loans available-for-sale subjected to nonrecurring fair value adjustments as Level 2.

Loans: For variable rate loans with no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The resulting amounts are adjusted to estimate the effect of changes in the credit quality of borrowers since the loans were originated. As such, we classify loans as level 3 assets.

We do not record loans at fair value on a recurring basis. However, from time to time, loans are classified as impaired and a specific allowance for loan losses may be established. Loans for which it is probable that payment of interest and principal will be significantly different than the contractual terms of the original loan agreement are considered impaired. Once a loan is identified as impaired, we measure the estimated impairment. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value, or discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans.

We review the net realizable values of the underlying collateral for collateral dependent impaired loans on at least a quarterly basis for all loan types. To determine the collateral value, management utilizes independent appraisals, broker price opinions, or internal evaluations. These valuations are reviewed to determine whether an additional discount should be applied given the age of market information that may have been considered as well as other factors such as costs to carry and sell an asset if it is determined that the collateral will be liquidated in connection with the ultimate settlement of the loan. We use these valuations to determine if any charge offs or specific reserves are necessary. We may obtain new valuations in certain circumstances, including when there has been significant deterioration in the condition of the collateral, if the foreclosure process has begun, or if the existing valuation is deemed to be outdated.

Impaired loans where an allowance is established based on the net realizable value of collateral require classification in the fair value hierarchy. Due to the inherent level of estimation in the valuation process, we record impaired loans as nonrecurring Level 3.

ATTACHMENT #5 – (continued)

The table below lists the quantitative information about impaired loans measured utilizing Level 3 fair value measurements as of September 30, 2012:

Valuation		Unobservable
Techniques	Fair Value	Input	Range
		Duration of cash flows	17 - 120 Months

Discounted cash flow	$6,889	Reduction in interest rate from original loan terms	2.13% - 3.38%

		Discount applied to
		collateral appraisal:

		Real Estate	20% - 30%
		Equipment	50%
Discounted appraisal value	$16,224	Livestock	50%
		Cash crop inventory	50%
		Other inventory	75%
		Accounts receivable	75%

Accrued interest: The carrying amounts of accrued interest approximate fair value. As such, we classify accrued interest as Level 1.

Goodwill and other intangible assets: Acquisition intangibles and goodwill are evaluated for potential impairment on at least an annual basis. Goodwill is typically qualitatively evaluated to determine if it is more likely than not that the carrying balance is impaired. If it is determined that the carrying balance of goodwill is more likely than not to be impaired, we perform a cash flow valuation to determine the extent of the potential impairment. Acquisition intangibles are tested for impairment with a cash flow valuation. This valuation method requires a significant degree of judgment. In the event the projected undiscounted net operating cash flows for these intangible assets are less than the carrying value, the asset is recorded at fair value as determined by the valuation model. If the testing resulted in impairment, we would classify goodwill and other acquisition intangibles subjected to nonrecurring fair value adjustments as Level 3. During 2012 and 2011 there were no impairments recorded on goodwill and other acquisition intangibles.

Equity securities without readily determinable fair values: Included in equity securities without readily determinable fair values are FHLB Stock and FRB Stock as well as our ownership interests in Corporate Settlement Solutions and Valley Financial Corporation. The investment in Corporate Settlement Solutions, a title insurance company, was made in the 1st quarter 2007. The Corporation is not the managing entity of Corporate Settlement Solutions, LLC, and accounts for its investment in that entity under the equity method of accounting. Valley Financial Corporation is the parent company of 1st State Bank in Saginaw, Michigan, which is a de novo bank that opened in 2005. The Corporation made investments in Valley Financial Corporation in 2004 and in 2007.

The lack of an active market, or other independent sources to validate fair value estimates coupled with the impact of future capital calls and transfer restrictions, is an inherent limitation in the valuation process. As the fair values of these investments are not readily determinable, they are not disclosed under a specific fair value hierarchy; however, they are reviewed quarterly for impairment. If we were to record an impairment adjustment related to these securities, it would be classified as a nonrecurring Level 3 fair value adjustment. During 2012 and 2011, there were no impairments recorded on equity securities without readily determinable fair values.

Foreclosed assets: Upon transfer from the loan portfolio, foreclosed assets are adjusted to and subsequently carried at the lower of carrying value or fair value less costs to sell. Net realizable value is based upon independent market prices, appraised values of the collateral, or management’s estimation of the value of the collateral. Due to the inherent level of estimation in the valuation process, we record foreclosed assets as nonrecurring Level 3.

ATTACHMENT #5 – (continued)

The table below lists the quantitative information related to foreclosed assets measured utilizing Level 3 fair value measurements as of September 30, 2012:

Valuation		Unobservable
Technique	Fair Value	Input	Range
		Discount applied to
		collateral appraisal:

		Real Estate	20% - 30%
Discounted appraisal value	$2,001
		Equipment	50%

Originated mortgage servicing rights: OMSR is subject to impairment testing. A valuation model, which utilizes a discounted cash flow analysis using interest rates and prepayment speed assumptions currently quoted for comparable instruments and a discount rate determined by management, is used for impairment testing. If the valuation model reflects a value less than the carrying value, originated mortgage servicing rights are adjusted to fair value through a valuation allowance as determined by the model. As such, we classify loan servicing rights subject to nonrecurring fair value adjustments as Level 2.

Deposits: The fair value of demand, savings, and money market deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts), and are classified as Level 1. Fair values for variable rate certificates of deposit approximate their recorded carrying value. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. As such, certificates of deposit are classified as Level 2.

Borrowed funds: The carrying amounts of federal funds purchased, borrowings under overnight repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. The fair values of other borrowed funds are estimated using discounted cash flow analyses based on current incremental borrowing arrangements.

We elected to measure a portion of borrowed funds at fair value as of December 31, 2011. These borrowings were recorded at fair value on a recurring basis, with the fair value measurement estimated using discounted cash flow analysis based on current incremental borrowing rates for similar types of borrowing arrangements. Changes in the fair value of these borrowings are included in noninterest income. As such, other borrowed funds are classified as Level 2.

The activity in borrowings which the Corporation had elected to carry at fair value was as follows:

	Three Months Ended	Nine Months Ended
	September 30, 2012	September 30
Borrowings carried at fair value - beginning of year		$5,242
Paydowns and maturities	—	—
Net unrealized change in fair value	—	(33)

Borrowings carried at fair value - September 30, 2012	$—	$5,209

Unpaid principal balance - September 30, 2012	$—	$—

Commitments to extend credit, standby letters of credit and undisbursed loans: Fair values for off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into consideration the remaining terms of the agreements and the counterparties’ credit standings. As we do not charge fees for lending commitments outstanding, it is not practicable to estimate the fair value of these instruments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although we believe our valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

ATTACHMENT #5 – (continued)

Estimated Fair Values of Financial Instruments Not Recorded at Fair Value in their Entirety on a Recurring Basis

Disclosure of the estimated fair values of financial instruments, which differ from carrying values, often requires the use of estimates. In cases where quoted market values in an active market are not available, we use present value techniques and other valuation methods to estimate the fair values of our financial instruments. These valuation methods require considerable judgment and the resulting estimates of fair value can be significantly affected by the assumptions made and methods used.

The carrying amount and estimated fair value of financial instruments not recorded at fair value in their entirety on a recurring basis on our consolidated balance sheets are as follows as of:

	September 30, 2012
	Carrying	Estimated
	Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
ASSETS
Cash and demand deposits due from banks	$24,664	$24,664	$24,664	$—	$—
Certicates of deposit held in other financial institutions	5,675	5,691	—	5,691	—
Mortgage loans available-for-sale	2,820	2,856	—	2,856	—
Total loans	766,751	780,793	—	—	780,793
Less allowance for loan losses	(12,062)	(12,062)	—	—	(12,062)

Net loans	754,689	768,731	—	—	768,731

Accrued interest receivable	6,565	6,565	6,565	—	—
Equity securities without readily determinable fair values (1)	17,830	17,830	—	—	—
Originated mortgage servicing rights	2,290	2,290	—	2,290	—
LIABILITIES
Deposits without stated maturities	522,642	522,642	522,642	—	—
Deposits with stated maturities	466,849	475,526	—	475,526	—
Borrowed funds	226,580	234,229	—	234,229	—
Accrued interest payable	813	813	813	—	—

(1)	Due to the characteristics of equity securities without readily determinable fair values, they are not disclosed under a specific fair value hierarchy. If we were to record an impairment adjustment related to these securities, it would be classified as a nonrecurring Level 3 fair value adjustment.

ATTACHMENT #5 – (continued)

Financial Instruments Recorded at Fair Value

The table below presents the recorded amount of assets and liabilities measured at fair value on:

	September 30, 2012
Description	Total	(Level 1)	(Level 2)	(Level 3)
Recurring items
Trading securities
States and political subdivisions	$1,788	$—	$1,788	$—
Available-for-sale investment securities
Government sponsored enterprises	1,957	—	1,957	—
States and political subdivisions	185,480	—	185,480	—
Auction rate money market preferred	2,771	—	2,771	—
Preferred stocks	6,360	6,360	—	—
Mortgage-backed securities	142,228	—	142,228	—
Collateralized mortgage obligations	128,618	—	128,618	—

Total available-for-sale investment securities	467,414	6,360	461,054	—
Borrowed funds	—	—	—	—
Nonrecurring items
Impaired loans (net of the allowance for loan losses)	23,113	—	—	23,113
Originated mortgage servicing rights	2,290	—	2,290	—
Foreclosed assets	2,001	—	—	2,001

	$496,606	$6,360	$465,132	$25,114

Percent of assets and liabilities measured at fair value		1.28%	93.66%	5.06%

The changes in fair value of assets and liabilities recorded at fair value through earnings on a recurring basis and changes in assets and liabilities recorded at fair value on a nonrecurring basis, for which an impairment, or reduction of an impairment, was recognized in the three and nine month periods ended September 30, 2012, are summarized as follows:

	Three Months Ended
	September 30, 2012
Description	Trading Gains and	Other Gains and (Losses)	Total
Recurring Items
Trading securities	$(9)	$—	$(9)
Nonrecurring Items
Originated mortgage servicing rights	—	(98)	(98)

Total	$(9)	$(98)	$(107)

	Nine Months Ended
	September 30, 2012
Description	Trading Gains and	Other Gains and (Losses)	Total
Recurring items
Trading securities	(41)	—	(41)
Borrowed funds	—	33	33
Nonrecurring items
Foreclosed assets	—	(17)	(17)
Originated mortgage servicing rights	—	(56)	(56)

Total	(41)	(40)	(81)